VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1513

March 20, 2002

VIA COURIER

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Comm
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated March 15, 2002, which has been originally executed by R. Page Chilcott, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Legal Assistant

ls
Encl.

cc: Canadian Venture Exchange (Attn: Index Analyst, Corporate Finance Services)
Cadre Resources Ltd. (Attn: R. Page Chilcott, w/o encls.)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2911
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager)

dlw 4/8

p:\clients\1-sedar\cadre\pp-feb02\f20-sob.doc

This is the form required under Section 139 of the *Securities Rules* and, if applicable, by an Order issued under Section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

(Please refer to the instructions before completing the information below)

Report of a distribution under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act, R.S.B.C. 1996, c.418 (the "Act") or Section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg. 194/97 (the "Rules") or, if applicable, by an Order issued under Section 76 of the Act.

1. **Name, address and telephone number of issuer of the security distributed (the "Issuer")**

Cadre Resources Ltd.
Name of Issuer

P.O. Box 78, 90 Sandner Road, Christina Lake, B.C. V0H 1E0
Address

(250) 447-6641
Telephone Number

2. **State whether the Issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

1,000,000 units (the "Investor Units"). Each Investor Unit is comprised of one common share and one non-transferable share purchase warrant (a "Warrant"). Each one Warrant entitles the holder to purchase one additional common share of the Company for a period of two years, exercisable at a price of $0.40 per share. Reference is made to Item 6.

4. **Date of distribution(s) of the security**

March 13, 2002, being the date of closing with respect to the private placement transaction.

5. **Specify the section(s) of Act or Rules and, if applicable, the date of the discretionary order or the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

• Sections 45(2)(5) and 74(2)(4) of the Act.

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	No. of Securities Purchased	Price per Share ($ - Cdn.)	Total Purchase Price ($ - Cdn.)	Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Nick Shimazo Nishiwaki 50 East Hartsdale Avenue – 8F Hartsdale, N.Y. 10530	1,000,000 units	$0.20 U.S. ($0.32 Cdn.) per unit	$200,000 U.S. ($318,360 Cdn.)	s.74(2)(4) – A

A = Securities Act (British Columbia)

(1) Each unit is comprised of one common share and one non-transferable share purchase warrant. One share purchase warrant will entitle the investor to purchase one additional common share without par value (the "Warrant Shares") from closing, being March 13, 2002, exercisable at $0.40 per share.

(b) **The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the British Columbia Securities Commission upon request.**

n/a

7. **State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.**

Nil

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount ($ - Cdn.)	Price per Share ($ - Cdn.)	Name of Purchaser
Sand Bay Overseas Ltd. P.O. Box CB 13937 50 Shirley Street, 2nd Floor Nassau, Bahamas	$20,000 U.S. ($31,836 Cdn.)	n/a	Nick Shimazo Nishiwaki

9. **If the distribution was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security.**

   n/a

10. **If the distribution of the security was under section 128(h) of the Rules, state:**

    (a) **the number of different purchasers who acquired any securities of the Issuer under that section during the 12-month period preceding the distribution of this security, and**

    n/a

    (b) **the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12-month period preceding the distribution of this security.**

    n/a

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Christina Lake, this 15 day of March, 2002.

Cadre Resources Ltd.
(Name of Issuer - please print)

Per: [signature]
(Signature of authorized signatory

R. Page Chilcott, President
(Name and office of authorized signatory - please print)

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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the Issuer under an exemption on a later date, the Issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 72(2)(4) of the Act, in respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required from as required by section 135 of the Rules and retain the acknowledgment for a period of six years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the *"British Columbia Securities Commission"*.